UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 2, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 2, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

October 1, 2012

Immediate Release

Canadian Pacific Announces the Departure of Mike Franczak

Calgary, AB – Canadian Pacific Railway (TSX: CP) (NYSE: CP) today announced that Mike Franczak, Executive Vice President and Chief Operations Officer, has resigned from Canadian Pacific, effective today.

Mike joined CP in 1987 and has since advanced through a series of operating positions of increasing accountability and scope across CP’s network.

“I wish to congratulate Mike on his distinguished career and thank him for his 25 years of dedication to CP and its customers,” said CEO E. Hunter Harrison. “Mike served the company well in all areas for which he had responsibility. We wish him success in his future endeavours.”

“I am grateful for the experience and opportunities that CP has afforded me over my long career here,” said Franczak. “I look forward to watching the company’s successful progress long into the future.”

The position of Chief Operations Officer will not be replaced at this time.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

Media

Ed Greenberg

Tel.: 612-904-6180

        612-849-4717 (cell)

24/7 Media Pager: 855-242-3674

email: ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca